Exhibit 99.1

NEWS RELEASE

Gunnison Copper Confirms High-Grade Massive Copper-Zinc-Silver Sulfides at Strong & Harris, including 40 Feet Grading 5.1% Copper and 12.0% Zinc

Drilling intersects 311 feet grading 1.39% copper and 2.29% zinc; flotation testing evaluates potential sulfide processing options, including by-product metal recovery

November 10, 2026

Phoenix, Arizona — Gunnison Copper Corp. (NYSE-A: GUNN) (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”), an American copper producer headquartered in Phoenix, Arizona, is pleased to announce initial assay results from its ongoing 2026–2027 drilling program at the flagship Gunnison Copper Project and its high-grade Strong & Harris satellite deposit in southern Arizona. Results include a significant high-grade copper-zinc-silver massive sulfide intersection at Strong & Harris, alongside continued advancement of the Company’s robust metallurgical testing program. The results of SHM-2 confirm the high-grade mineralization in the resource model and highlight the potential for additional high-grade mineralization within the broader Gunnison district as the Company advances technical studies.

Highlights

●	High-grade massive sulfide intersection at Strong & Harris: Drill hole SHM-2 intersected 40 feet grading 5.15% copper, 11.99% zinc and 16.38 g/t silver (approximately 0.53 oz/t) within a broader mineralized interval of 311 feet grading 1.39% copper and 2.29% zinc, confirming a high-grade zone represented in the existing resource model.

●	Broad copper mineralization at the Gunnison Project: Drill hole NSM-18 intersected 790.3 feet grading 0.46% copper, while NSM-22 intersected 738.3 feet grading 0.43% copper.

●	Drilling program advancing: A total of 27,953 feet of drilling across 25 holes has been completed at Gunnison and Strong & Harris as part of the planned approximately 138,000-foot, 120-hole program.

●	Comprehensive metallurgical program underway: Testing across seven laboratories is evaluating heap leaching, sulfide leaching, material sorting, flotation and solvent extraction to support process optimization and the ongoing technical report.

Craig Hallworth, President and CEO of Gunnison Copper, commented:

“These initial drilling results reinforce the significant potential of our Gunnison district, particularly at Strong & Harris, where we have confirmed the high-grade copper-zinc-silver mineralization in our resource model, including 40 feet grading over 5.1% copper and 12.0% zinc. Our drilling and metallurgical programs are building the technical understanding needed to evaluate how this mineralization could contribute to Gunnison’s development.”

“Our next priority is to understand how best to recover that metal. Flotation testing is evaluating a potential concentrator route for sulfide material, including opportunities to recover zinc and silver alongside copper, while our heap-leach program continues to advance the flagship Gunnison Project oxide copper. By advancing these initiatives in parallel, we are positioning Gunnison to become a major source of American copper production.”

Strong & Harris – High-Grade Copper-Zinc-Silver Mineralization

Drilling at Strong & Harris has intersected significant copper-zinc mineralization, including a high-grade massive sulfide interval in hole SHM-2, confirming a high-grade zone represented in the existing resource model.

Hole SHM-2 returned 311 feet grading 1.39% copper, 2.29% zinc and 6.41 g/t silver, including 40 feet grading 5.15% copper, 11.99% zinc and 16.38 g/t silver.

Additional drilling in SHM-1 and SHM-3 intersected copper-zinc mineralization, providing further information for the Company’s ongoing technical evaluation of the deposit.

Figure 1: Drill Core from SHM2-1 (586 to 588 feet)

Figure 2: Drill Core from SHM2-1 (588 to 590 feet)

Drilling Results

The Company’s ongoing drilling program is designed to support resource definition, metallurgical characterization, expansion and exploration across the Gunnison Project and Strong & Harris deposit.

Table 1: Selected Drill Results

Hole ID	From (Ft)	To (Ft)	Interval (Ft)	Estimated True Thickness (Ft)	TCu%	Zn%	Ag ppm
NSM-17A	574.0	963.2	389.2	298.1	0.53
	1045.0	1520.0	475.0	363.9	0.35

NSM-18	577.0	1367.3	790.3	605.4	0.46

NSM-22	578.7	1317.0	738.3	565.6	0.43
	1402.2	1642.0	239.8	183.7	0.25

SHM-1	640.0	767.0	127.0	89.8	0.30	0.29	3.5
	826.0	904.0	78.0	55.2	0.49	0.34	6.5

SHM-2	525.0	836.0	311.0	269.3	1.39	2.29	6.41
Including	576.0	616.0	40.0	34.6	5.15	11.99	16.38

SHM-3	899.0	967.0	68.0	48.1	0.31	0.47	3.85

Estimated true thicknesses are calculated using drill-hole orientation and interpreted formation dip. Drill intervals are reported as downhole lengths

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Evaluation of a Potential Concentrator Processing Route

In parallel with heap-leach optimization, the Company is conducting flotation testing at FLSmidth to evaluate a potential concentrator processing route for sulfide mineralization at Gunnison and Strong & Harris, including the high-grade copper-zinc-silver mineralization intersected in SHM-2. This work will assess the potential to recover sulfide copper and zinc into saleable concentrates and silver as a payable byproduct with processing into finished metal intended to be performed in the United States.

The flotation program addresses sulfide processing options, while material-sorting and heap-leach testing evaluate the planned leach processing route. Reported assay grades do not establish metallurgical recoveries, concentrate quality, byproduct payability or suitability for heap leaching. Further test work and technical and economic evaluation are required to determine whether a concentrator could form part of a future development plan.

2026–2027 Drilling Program Progress

Gunnison continues to advance its planned ~138,000-foot drilling program across the Gunnison Project and Strong & Harris deposit, comprising resource, metallurgical, expansion and exploration drilling.

To date, the Company has completed ~28,000 feet across 25 drill holes, representing approximately 20% of the total planned footage.

Table 2: Gunnison Drilling Progress

Gunnison
Drill Plan	Plan (ft)	Complete (ft)	DH Plan	DH Complete
Resource	60,100	4,428	44	2
Metallurgy	9,140	8,808	9	8
Exploration	19,000	1,030	8	1
Sub Totals	88,240	14,266	61	11

Table 3: Strong & Harris Drilling Progress

S&H
Drill Plan	Plan (ft)	Complete (ft)	DH Plan	DH Complete
Resource	32,945	7,455	31	7
Metallurgy	16,815	6,232	28	7
Exploration	0	0	0	0
Sub Totals	49,760	13,687	59	14

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Table 4: 2026-2027 Drill Plan Progress

2026 - 2027 Drill Plan
Drill Plan	Plan (ft)	Complete (ft)	DH Plan	DH Complete
Resource	93,045	11,883	75	9
Metallurgy	25,955	15,040	37	15
Exploration	19,000	1,030	8	1
Sub Totals	138,000	27,953	120	25

Table 5: Drill Hole Locations and Orientations

Drill Hole_ID	Project	East (m)	North (m)	Elevation (ft)	Azimuth	Dip	Depth (ft)
NSM-017A	Gunnison	590,158	3,549,910	4,833	0	-90	1,520
NSM-018	Gunnison	590,348	3,549,760	4,804	0	-90	1,530
NSM-022	Gunnison	590,540	3,549,670	4,789	0	-90	1,600
SHM-001	S & H	588,412	3,554,732	4,884	0	-90	975
SHM-002	S & H	588,399	3,554,805	4,894	225	-75	975
SHM-003	S & H	588,366	3,555,468	4,834	0	-90	965

Sampling, Analytical Methods and QA/QC

All samples are prepared from manually split or sawn PQ core sections on site in Arizona. Split drill core samples are then sent to independent laboratory ALS Global in Reno, Nevada for Total Copper and Sequential Copper analyses. Standards, blanks, and duplicate assays are included at regular intervals in each sample batch submitted from the field as part of an ongoing Quality Assurance/Quality Control Program. Pulps and sample rejects are stored by Gunnison for future reference.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846 million tons with a total copper grade of 0.33% containing 5.19 billion pounds of copper (Measured Mineral Resource of 192 million tons at 0.37% containing 1.42 billion pounds of copper and Indicated Mineral Resource of 655 million tons at 0.31% containing 3.77 billion pounds of copper).

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The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12 oz/ton silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 22.5%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Roland Goodgame, Senior VP of Project Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and approved the technical information contained in this news release.

Dr. Goodgame has reviewed and verified technical data disclosed in this news release and has not detected any significant QA/QC issues during review of the data and is not aware of any sampling, recovery or other factors that could materially affect the accuracy or reliability of the drilling data referred to herein. The verification of data underlying the disclosed information includes reviewing compiled assay data; QA-QC performance of blank samples, duplicates and certified reference materials; and grade calculation formulas.

For further information regarding this press release, please contact:

Gunnison Copper Corp.
Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie
T: 647.533.4536
E: info@GunnisonCopper.com
www.GunnisonCopper.com

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration, development, optimization and permitting of the Company’s mineral projects; (vii) the Company’s ongoing metallurgical testing program, including flotation testing and evaluation of a potential concentrator processing route for sulfide mineralization; and (ix) the Company’s customer and supply chain relationships.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the Company will continue to satisfy the continued listing requirements of the NYSE American, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the ability to achieve the conclusions of the PEA, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the achievement of satisfactory metallurgical recoveries and concentrate quality, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, timelines for government review of permit applications, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, that the Company fails to maintain the listing of its ADRs on the NYSE American, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Johnson Camp Project, mining does not commence at the Gunnison Copper Project, the assumptions and conclusions set out in the PEA prove incorrect, risks that metallurgical testing may not yield commercially viable recovery rates or concentrate specifications, risks related to the delay in review and approval of work plans and permits, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators and the U.S. Securities and Exchange Commission.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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